Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 26, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 26, 2004, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Statement, dated April 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
	Name:	Miao Fuchun
Date: April 26, 2004	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR

THE YEAR ENDED DECEMBER 31, 2003

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2003:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2003

		2003	2002
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees		69,334	68,769
Less: premiums ceded to reinsurers		(1,571)	(1,869)

Net written premiums and policy fees		67,763	66,900
Net change in unearned premium reserves		(547)	(476)

Net premiums earned and policy fees		67,216	66,424

Net investment income	1	9,825	8,347
Net realised gain on investments	1	868	266
Net unrealised gain/(loss) on trading securities	1	247	(1,067)
Other income		727	338

Total revenues		78,883	74,308

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	2	(8,570)	(7,010)
Accident and health claims and claim adjustment expenses		(4,882)	(4,053)
Increase in future life policyholder benefits	2	(43,084)	(45,374)
Interest credited to policyholder contract deposits		(7,260)	(7,095)
Policyholder dividends and participation in profits		(1,207)	(641)
Amortisation of deferred policy acquisition costs	3	(5,023)	(3,832)
Underwriting and policy acquisition costs		(1,294)	(1,661)
Administrative expenses		(6,862)	(6,162)
Other operating expenses		(872)	(634)
Interest expense on bank borrowings		(7)	(7)
Statutory insurance levy		(85)	(73)

Total benefits, claims and expenses		(79,146)	(76,542)

Loss before income tax expenses and minority interests	4	(263)	(2,234)
Income tax expenses	5	(1,180)	(14)

Loss before minority interests		(1,443)	(2,248)
Minority interests		15	(2)

Loss attributable to shareholders		(1,428)	(2,250)

Dividends		—	—

Basic and diluted loss per share	6	RMB(0.07)	RMB(0.11)

Notes to the Financial Statements:

1. Investment Results

	2003	2002
	RMB million	RMB million
1. Net investment income:
Fixed maturity securities	2,793	2,723
Equity securities	312	240
Term deposits and cash and cash equivalents	5,543	4,310
Investment properties	58	67
Investment in associated companies	16	(6)
Policy loans	4	7
Securities purchased under agreements to resell	1,121	1,094
Other investments	10	9

Subtotal	9,857	8,444
Securities sold under agreements to repurchase	(7)	(71)
Investment expense	(25)	(26)

Total	9,825	8,347

Net realised gain/(loss):
Fixed maturity securities
Gross realised gains	661	602
Gross realised losses	(104)	(97)
Impairment	(7)	(59)

Subtotal	550	446
Equity securities
Gross realised gains	458	239
Gross realised losses	(140)	(417)
Impairment	—	(2)

Subtotal	318	(180)

Total	868	266

Net unrealised gain/(loss):
Equity securities	247	(1,067)

Total	247	(1,067)

2. Benefits, claims and expenses

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended December 31, 2003
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Life insurance death and other benefits	8,570	—	8,570
Increase in future life policyholder benefits	43,084	—	43,084

Total insurance benefits and claims	57,398	(862)	56,536

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended December 31, 2002
Accident and health claims and claim adjustment expenses	5,066	(1,013)	4,053
Life insurance death and other benefits	7,010	—	7,010
Increase in future life policyholder benefits	45,374	—	45,374

Total insurance benefits and claims	57,450	(1,013)	56,437

3. Deferred policy acquisition costs

	Group		Company
	2003	2002	2003
	RMB million	RMB million	RMB million
Gross
At January 1 (Group)/July 1 (Company)	18,411	11,182	21,599
Acquisition costs deferred	11,818	11,240	5,839
Amortisation charged to income	(5,350)	(4,121)	(2,534)
Unrealised gains on investments	285	110	260

At December 31	25,164	18,411	25,164

Ceded
At January 1 (Group)/July 1 (Company)	(327)	(289)	(317)
Acquisition costs deferred	(296)	(327)	(138)
Amortisation charged to income	327	289	159

At December 31	(296)	(327)	(296)

Net
At January 1 (Group)/July 1 (Company)	18,084	10,893	21,282
Acquisition costs deferred	11,522	10,913	5,701
Amortisation charged to income	(5,023)	(3,832)	(2,375)
Unrealised gains on investments	285	110	260

At December 31	24,868	18,084	24,868

4. Loss before taxation

Loss before taxation is stated after charging the following:

	2003	2002
	RMB million	RMB million
Staff costs
Wages and salary	2,879	2,493
Housing benefits	139	90
Contribution to the defined contribution pension plan	122	146
Depreciation – owned property, plant and equipment	1,144	1.323

Loss on disposal of property, plant and equipment	124	91
Deficit on revaluation of investment properties	181	—
Auditors’ remuneration	17	—

5. Taxation

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	2003	2002
	RMB million	RMB million
Current taxation:
– Enterprises income tax	139	14
Deferred taxation relating to the origination and reversal of temporary differences	1,041	—

Taxation charges	1,180	14

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2003	2002
	RMB million	RMB million
Loss before income tax expenses and minority interests	(263)	(2,234)

Tax computed at the statutory tax rate of 33%	(87)	(737)
Non taxable income	(183)	(8)
Expenses not deductible for tax purposes	628	1,546
Unrecognised deferred tax assets	822	(787)

Income taxes at effective tax rate	1,180	14

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly salary and wages expenses in excess to deductible amounts.

(c)	At December 31, 2003, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

Group 2003
RMB million
At January 1	—
Taxation charged to profit and loss account	1,041
Taxation charged to equity	2,645

At December 31	3,686

The deferred taxation charged to equity during the year is as follows:

Group 2003
RMB million
Change in unrealised gains/losses of non-trading securities	(594)
Arising from the Restructuring	3,239

2,645

No deferred tax assets have been recognised by the Group in 2002. The unrecognised net deferred tax assets in 2002, are analysed as follows:

2002
RMB million
Tax value of loss carried forward	10,082
Future life policyholder benefits and policyholder contract deposits and other fund	47,041
Provision for assets impairment	1,708
Deferred policy acquisition costs	(5,945)
Others	915

Unrecognised deferred tax assets	53,801

Pursuant to the Restructuring on September 30, 2003, all the unrecognised tax losses of the Group were retained by CLIC and the Group has no unrecognised tax losses as at December 31, 2003.

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Deferred policy acquisition costs	Others	Total
	RMB million	RMB million	RMB million
Deferred tax liabilities
At January 1, 2003	—	—	—
Charged to profit and loss account	(1,097)	(248)	(1,345)
Charged to equity	(7,109)	136	(6,973)

At December 31, 2003	(8,206)	(112)	(8,318)

	Future life policyholder benefits and policyholder contract deposit and other funds	Revaluation surplus	Unrealised premium reserve	Unrealised loss	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets
At January 1, 2003	—	—	—	—	—
(Charged)/credited to profit and loss account	168	(6)	142	—	304
Charged to equity	3,344	540	(25)	469	4,328

At December 31, 2003	3,512	534	117	469	4,632

					2003
					RMB million
Deferred tax assets					4,632
Deferred tax liabilities					(8,318)

					(3,686)

6. Loss per share

There is no difference between basic and diluted loss per share. The basic and diluted loss per share for the year ended December 31, 2003 is based on the weighted average number of 20,249,798,526 (2002: 20,000 million) ordinary shares in issue during the year.

For the purpose of loss per share computations, the company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for all periods presented.

7. Segment information

	For the year ended December 31, 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets
Revenues
Gross written premiums and policy fees	58,541	588	10,205	—	69,334

Gross written premiums	52,773	260	—	—
– Term	293	8	—	—
– Whole	25,821	252	—	—
– Endowment	17,819	—	—	—
– Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—

Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised gains on investments	748	108	12	—	868
Net unrealised gains on trading securities	207	36	4	—	247
Other income	—	—	—	727	727

Segment revenue	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses
Insurance benefits and claims Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	(4,882)	—
Increase in future life policyholder benefits	(43,203)	119	—	—	(43,084)
Policyholder dividends and participation in profits	(1,152)	(55)	—	—	(1,207)
Amortisation of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expense on bank borrowings	—	—	—	(7)	(7)
Interest credited to policyholder contract deposits	(5,029)	(2,231)	—	—	(7,260)
Statutory insurance levy	—	—	(85)	—	(85)

Segment benefits, claims and expenses	(68,176)	(3,185)	(6,886)	(899)	(79,146)

Segment results	(208)	(1,263)	1,380	(172)	(263)

Income tax expenses	—	—	—	(1,180)	(1,180)
Minority interests	—	—	—	1515

Net profit/(loss)	(208)	(1,263)	1,380	(1,337)	(1,428)

	For the year ended December 31,
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	58,902	749	9,118	—	68,769
Gross written premiums	54,269	372	—	—
– Term	160	1	—	—
– Whole	24,942	344	—	—
– Endowment	19,182	23	—	—
– Annuity	9,985	4	—	—
Policy fees	4,633	377	—	—
Net premiums earned and policy fees	58,902	749	6,773	—	66,424
Net investment income	7,078	1,152	117	—	8,347
Net realised gains on investments	225	37	4	—	266
Net unrealised losses on trading securities	(905)	(147)	(15)	—	(1,067)
Other income	—	—	—	338	338

Segment revenue	65,300	1,791	6,879	338	74,308

Benefits, claims and expenses
Insurance benefits and claims Life insurance death and other benefits	(5,252)	(1,735)	(23)	—	(7,010)
Accident and health claims and claim adjustment expenses	—	—	(4,053)	—	(4,053)
Increase in future life policyholder benefits	(45,487)	113	—	—	(45,374)
Policyholder dividends and participation in profits	(614)	(27)	—	—	(641)
Amortisation of deferred policy acquisition costs	(3,574)	(103)	(155)	—	(3,832)
Underwriting and policy acquisition costs	(1,258)	(2)	(401)	—	(1,661)
Administrative expenses	(5,216)	(9)	(937)	—	(6,162)
Other operating expenses	(370)	(7)	(47)	(210)	(634)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Interest credited to policyholder contract deposits	(4,599)	(2,496)	—	—	(7,095)
Statutory insurance levy	—	—	(73)	—	(73)

Segment benefits, claims and expenses	(66,370)	(4,266)	(5,689)	(217)	(76,542)

Segment results	(1,070)	(2,475)	1,190	121	(2,234)

Income tax expenses	—	—	—	(14)	(14)
Minority interests	—	—	—	(2)	(2)

Net profit/(loss)	(1,070)	(2,475)	1,190	105	(2,250)

UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS DATA

	Historical	Adjustments	Note	Pro Forma
	RMB million	RMB million		RMB million
Pro Forma Consolidated Profit and Loss accounts Data
H.K. GAAP
Revenues
Gross written premiums and policy fees	69,334	(16,409)	(a)	52,925
Less: premiums ceded to reinsurers	(1,571)	—	(a)	(1,571)

Net written premiums and policy fees	67,763	(16,409)	(a)	51,354
Net change in unearned premium reserves	(547)	—	(a)	(547)

Net premiums earned and policy fees	67,216	(16,409)	(a)	50,807
Net investment income	9,825	(3,035)	(b)	6,790
Net realized gains/(losses) on investments	868	(269)	(b)	599
Net unrealised gains on investments	247	7	(b)	254
Other income	727	1,265		1,992
		(54)	(K)
		1.284	(c)
		35	(d)

Total revenues	78,883	(18,441)		60,442

	For the year ended December 31, 2003
	Historical	Adjustments	Note	Pro Forma
	RMB million	RMB million		RMB million
Benefits, claims and expenses
Insurance benefits and claims Life insurance death and other benefits	(8,570)	4,752	(e)	(3,818)
Accident and health claims and claim adjustment expenses	(4,882)	—	(e)	(4,882)
Increase in future life policyholder benefits	(43,084)	16,571	(f)	(26,513)
Policyholder dividends and participation in profits	(1,207)	—	(e)	(1,207)
Amortization of deferred policy acquisition costs	(5,023)	—		(5,023)
Underwriting and policy acquisition costs	(1,294)	472	(g)	(822)
Administrative expenses	(6,862)	536		(6,326)
		65	(k)
		208	(i)
		327	(h)
		(64)	(j)
Other operating expenses	(872)	505	(k)	(367)
Interest expense on bank borrowings	(7)	7	(k)	—
Interest credited to policyholder contract deposits	(7,260)	4,340	(e)	(2,920)
Statutory insurance levy	(85)	—		(85)

Total benefits, claims and expenses	(79,146)	27,183		(51,963)

Profit/(loss) before income tax expense and minority interest	(263)	8,742		8,479
Income tax expense	(1,180)	(1,402)	(l)	(2,582)

Profit/(loss) before minority interests	(1,443)	7,340		5,897
Minority interests	15	(15)	(k)	—
		(40)	(m)	(40)

Net profit/(loss)	(1,428)	7,285		5,857

	For the year ended December 31, 2002
	Historical	Adjustments	Note	Pro Forma
	RMB million	RMB million		RMB million
Pro Forma Consolidated Profit and Loss Accounts Data
H.K. GAAP
Revenues
Gross written premiums and policy fees	68,769	(21,692)	(a)	47,077
Less: premiums ceded to reinsurers	(1,869)	4	(a)	(1,865)

Net written premiums and policy fees	66,900	(21,688)	(a)	45,212
Net change in unearned premium reserves	(476)	12	(a)	(464)

Net premiums earned and policy fees	66,424	(21,676)	(a)	44,748
Net investment income	8,347	(4,001)	(b)	4,346
Net realized gains/(losses) on investments	266	(126)	(b)	140
Net unrealised gains/(losses) on investments	(1,067)	507	(b)	(560)
Other income	338	1,728		2,066
		(106)	(k)
		1,792	(c)
		42	(d)

Total revenues	74,308	(23,568)		50,740

	For the year ended December 31, 2002
	Historical	Adjustments	Note	Pro Forma
	RMB million	RMB million		RMB million
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,010)	4,702	(e)	(2,308)
Accident and health claims and claim adjustment expenses	(4,053)	—	(e)	(4,053)
Increase in future life policyholder benefits	(45,374)	20,455	(f)	(24,919)
Policyholder dividends and participation in profits	(641)	3	(e)	(638)
Amortisation of deferred policy acquisition costs	(3,832)	—		(3,832)
Underwriting and policy acquisition costs	(1,661)	1,106	(g)	(555)
Administrative expenses	(6,162)	256		(5,906)
		20	(k)
		35	(i)
		328	(h)
		(127)	(j)
Other operating expenses	(634)	204	(k)	(430)
Interest expense on bank borrowings	(7)	7	(k)	—
Interest credited to policyholder contract deposits	(7,095)	5,527	(e)	(1,568)
Statutory insurance levy	(73)			(73)

Total benefits, claims and expenses	(76,542)	32,260		(44,282)

Profit/(loss) before income tax expense and minority interest	(2,234)	8,692		6,458
Income tax expense	(14)	(1,890)	(l)	(1,904)

Profit/(loss) before minority interests	(2,248)	6,802		4,554
Minority interests	(2)	2	(k)	—
		(30)	(m)	(30)

Net profit/(loss)	(2,250)	6,774		4,524

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Pro Forma Consolidated Profit and Loss Accounts Data

(a)	Reflects the exclusion of amounts attributable to the non-transferred policies from the pro forma consolidated profit and loss accounts data.

(b)	Income from investment properties and investments in associates retained by CLIC in the restructuring has been excluded from net investment income in the pro forma profit and loss accounts data. Other investment income, including interest income and dividends, realized gains and losses and unrealised gains and losses from investments held for trading attributable to investments retained by CLIC in the restructuring, has also been excluded. Cash and investment assets were divided between CLIC and China Life based on a mechanism set forth in the restructuring agreement entered into between CLIC and China Life in connection with the restructuring. Average cash and investment assets retained by CLIC for the nine months ended September 30, 2003 have been determined as if the restructuring had occurred on January 1, 2003. Average cash and investment assets retained by CLIC for the year ended December 31, 2002 have been determined as if the restructuring had occurred on January 1, 2002. China Life’s pro forma owners’ equity on January 1, 2003 or 2002 was equivalent to the amount agreed to by CLIC and China Life in the restructuring, and sufficient investments were assumed to be retained by CLIC to result in pro forma equity of this amount. The adjustment for investment income on these investments has been determined on the basis of the percentage of investment return on all of CLIC’s cash and investment assets for the nine months ended September 30, 2003 or the year ended December 31, 2002 for the pro forma consolidated profit and loss accounts data for the year ended December 31, 2003 or 2002, respectively.

(c)	Reflects service fees to be paid by CLIC to China Life for the administration of the non-transferred policies under a policy management agreement to be entered into between CLIC and China Life in connection with the restructuring. For each semi-annual period, the service fee is equal to the sum of:

(i)	the number of in force non-transferred policies that were within their policy term as of the last day of the period, multiplied by RMB 8.0, with the number of policies in force for group insurance policies being equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured), plus

(ii)	2.5% of the actual premiums and deposits in respect of such policies collected during the semi-annual period.

The adjustment for the service fees reflects the fees that would be paid under this agreement, as if the agreement had been in effect on January 1, 2003 or 2002 for the pro forma consolidated profit and loss accounts data for the year end December 31, 2003 or 2002, respectively.

(d)	Reflects asset management fees to be paid by CLIC to the asset management joint venture for the management of investment assets retained by CLIC in the restructuring under an asset management agreement between CLIC and the asset management joint venture in connection with the restructuring. The adjustment for the asset management fees reflects the fees that would be paid under this agreement, as if the agreement had been in effect on January 1, 2003 or 2002 for the pro forma consolidated profit and loss accounts data for the year ended December 31, 2003 or 2002 respectively.

(e)	Reflects the exclusion of amounts attributable to the non-transferred policies.

(f)	Reflects the increase in future policyholder benefits attributable to the non-transferred policies.

(g)	Reflects the exclusion of underwriting and acquisition costs.

(h)	Reflects the exclusion of depreciation expense for the fixed assets retained by CLIC in the restructuring.

(i)	Reflects the exclusion of staff costs for employees and management remaining with CLIC in the restructuring.

(j)	Reflects rental expenses to be paid by China Life to CLIC for the lease of certain fixed assets from CLIC under a property leasing agreement to be entered into between China Life and CLIC in connection with the restructuring.

(k)	Reflects the exclusion of income and expenses attributable to non-core operations retained by CLIC in the restructuring.

(l)	Pro forma income tax has been included in the pro forma profit and loss accounts data based on the pro forma profit for the year. Since CLIC will retain the benefit of tax losses carried forward, the tax provision does not reflect any benefit in respect of those losses. In connection with the restructuring, China Life has received confirmation from the Ministry of Finance and the State Tax Bureau that certain expenses not normally deductible under current PRC tax law can be deducted by China Life in arriving at its taxable income for 2003. In the past, the deductibility of these expenses had no impact on its tax charge or net income because the business was loss-making. Taxation has been provided for on pro forma income before tax using the statutory rate of 33% and assuming that these expenses were deductible for the year ended December 31, 2002 and 2003.

(m)	Reflects CLIC’s minority interests in the asset management joint venture as if it had been incorporated on January 1, 2003 or 2002 for the pro forma consolidated profit and loss accounts data for the year end December 31, 2003 or 2002, respectively.

CONSOLIDATED BALANCE SHEET - audited

	2003	2002
	RMB million	RMB million
ASSETS
Investments
Fixed maturity securities	70,604	76,337

Held-to-maturity securities, at amortised cost	—	1,220
Non-trading securities, at estimated fair value	70,604	75,117

Equity securities	10,718	12,171

Non-trading securities, at estimated fair value	5,550	8,101
Trading securities, at estimated fair value	5,168	4,070

Term deposits	137,192	123,675
Statutory deposits – restricted	4,000	991
Investments in associated companies	—	2,035
Policy loans	116	106
Securities purchased under agreements to resell	14,002	36,388
Other	—	231
Cash and cash equivalents	42,616	14,529

	279,248	266,463

Other assets
Accrued investment income	2,875	4,198
Premiums receivables	2,801	1,757
Reinsurance assets	997	1,224
Deferred policy acquisition costs	24,868	18,084
Property, plant and equipment, net	12,008	18,457
Other	5,923	3,587

	49,472	47,307

Total assets	328,720	313,770

LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits	82,718	305,363
Policyholder contract deposits and other funds	154,731	156,273
Unearned premium reserves	5,382	5,036
Reserves for claims and claim adjustment expenses	814	879
Annuity and other insurance balances payable	638	8,057
Premiums received in advance	2,407	1,767
Policyholder deposits	—	592
Policyholder dividends payable	1,916	688
Securities sold under agreements to repurchase	6,448	3,602
Bank borrowings	—	313
Provision	—	445
Other liabilities	6,891	4,716
Deferred tax liabilities	3,686	—
Statutory insurance fund	333	1,337

Total liabilities	265,964	489,068

Contingencies and commitments
Minority interests	320	165

Shareholders’ equity
Share capital	26,765	—
Reserves	34,051	1,430
Retained earnings/(accumulated loss)	1,620	(176,893)

Total shareholders’ equity	62,436	(175,463)

Total liabilities and equity	328,720	313,770

Note:

Principal accounting policies

Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on September 30, 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2003 included the results of the Transferred Business and Non-transferred Business up to September 30, 2003, the consummation date of the Restructuring and the results of the Transferred Business from October 1, 2003 to December 31, 2003. The consolidated financial statements for the year ended December 31, 2002 include the results of the Transferred Business and Non-transferred Business.

Upon the consummation date of the Restructuring, the Non-transferred business, consisting of an excess of liabilities over assets, retained by CLIC was derecognised and reflected in the Company’s financial statements as a capital contribution on such date. This presentation is considered appropriate as CLIC wholly owns the Transferred Business transferred to the Company before and immediately after the Restructuring. The net liabilities relating to Non-transferred Business retained by CLIC are RMB217,352 million.

CHAIRMAN’S STATEMENT

I am honoured to present my first report of China Life Insurance Company Limited’s operating results for the year ended December 31, 2003 to all shareholders. I would also like to take this opportunity to express my sincere thanks for the support of our shareholders, and the close cooperation of the Board, the Supervisory Committee and the Management of Operations. Furthermore, I would like to extend my heartfelt thanks to our staff for their hard work and dedication.

2003 marked the Company’s transition to a new era in its history. The Company successfully restructured and became the first domestic financial enterprise to be listed on both the New York Stock Exchange and the Hong Kong Stock Exchange. At the same time, written premiums continued their growth and profit and earnings significantly improved. All in all, the Company fulfilled the promises made to its shareholders.

After the listing, the Company’s solvency level was strengthened and the actual solvency ratio reached 3.95 times the minimum solvency standards, thus providing room for business expansion.

Continuous improvement of our corporate governance structure

Pursuant to the legal requirements and the requirements of regulatory institutions of China and the jurisdictions in which our shares are listed, the Company further improved its corporate governance structure in accordance with the prevailing corporate system. The Board of Directors, the four specialized committees under the Board of Directors, the Supervisory Committee, and the Management of Operations were formed and have assumed their respective duties. The Board of Directors appointed two independent non-executive directors to safeguard the interests of minority shareholders. Accordingly, a system of checks and balances among the decision-making body, the supervisory body and the operative management was established.

Maintaining strong growth in written premiums

Written premiums maintained strong growth in 2003 on the foundation of rapid expansion during the previous two years. In accordance with Hong Kong accounting standards, gross written premiums and policy fees of the transferred policies and the new premiums and policy fees generated after the restructuring amounted to RMB52.9 billion, representing an increase of 12.3% compared to 2002.

Continuous strengthening of the ability to prevent risks

We have proactively created a better operational structure and business environment by centralizing operational data at the provincial level, computerizing the management of short-term insurance policies business, further improving a comprehensive budget-control system and a structured evaluation system, centralizing the administration of funds, implementing a centralized procurement system, and adopting stringent cost and expenditure control measures. The Company has newly developed and modified 26 insurance products. The Auditing Committee and Risk Management Committee, which operate under the Board of Directors, have been formed to strengthen the internal control and auditing protocols, and to further strengthen the risk management capacities of the Company.

Significant improvement in profit and earnings

In accordance with HK GAAP, the pro forma net profit for the year was RMB5.86 billion and the pro forma net profit per share was RMB0.29.

Dividends

According to the resolutions of the Board of Directors’ meeting on April 23, 2004, no dividends for 2003 will be declared by the Company.

2004 Outlook

Following its establishment, 2004 marks a very important year for the Company. Our individual insurance business will continue to play a key role in business development. We will further strengthen our marketing efforts, raise the quality of our agents and prioritize the development of a profitable business. We will equally stress the importance of scale and profit in group insurance business. We will further expand our intermediary networks. Risk control will be strengthened in our health insurance business. The Company will develop new products and seek new business opportunities. We will strengthen our key city strategy to maintain our leading position in the market. Furthermore, the Company will seek to further strengthen staff training, increase our talent intake and raise the overall quality of the staff.

Wang Xianzhang
Chairman

Beijing, China

April 23, 2004

MANAGEMENT DISCUSSION & ANALYSIS

We set forth below information and discussion regarding the pro forma effect of our restructuring for the years ended December 31, 2003 and 2002, as if it had occurred at the start of the years ended December 31, 2003 or 2002, respectively.

The unaudited pro forma consolidated financial information is not necessarily indicative of the results that could have been achieved had the restructuring in fact occurred on those dates and is not necessarily indicative of the financial results for any future periods.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Pro Forma Net Premiums Earned and Policy Fees

Pro forma net premiums earned and policy fees increased by RMB6,059 million, or 13.5%, to RMB50,807 million in 2003 from RMB44,748 million in 2002. This increase was primarily due to increases in net premiums earned and policy fees in the individual life insurance business and health insurance business offset in part by a decrease in net premiums earned and policy fees from group life insurance business.

Of total pro forma net premiums earned in 2003, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products (including both first-year and renewal premiums).

Individual Life Insurance Business

Pro forma net premiums earned and policy fees from the individual life insurance business increased by RMB4,626 million, or 12.3%, to RMB42,288 million in 2003 from RMB37,662 million in 2002. This increase was primarily due to an increase in sales of whole life products and growth in policy fees. These were offset in part by a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products.

Group Life Insurance Business

Pro forma net premiums earned and policy fees from the group life insurance business decreased by RMB45 million, or 9.4%, to RMB432 million in 2003 from RMB477 million in 2002. This decrease was primarily due to a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Accident and Health Insurance Business

Pro forma net premiums earned from the accident and health insurance business increased by RMB1,478 million, or 22.4%, to RMB8,087 million in 2003 from RMB6,609 million in 2002. Pro forma gross written premiums from the accident insurance business decreased by RMB294 million, or 5.7%, to RMB4,880 million in 2003 from RMB5,174 million in 2002 and pro forma gross written premiums from the health insurance business increased by RMB1,561 million, or 41.5%, to RMB5,325 million in 2003 from RMB3,764 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health products. Sales of accident insurance decreased due to increased competition.

Net Investment Income

Pro forma net investment income increased by RMB2,444 million, or 56.2%, to RMB6,790 million in 2003 from RMB4,346 million in 2002. This increase was primarily due to an overall increase in investment assets, also impacted by a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Net Realized Gains/Losses on Investments

Pro forma net realized gains on investments were RMB599 million in 2003, compared to RMB140 million in 2002. This change was primarily due to increased net realized gains on equity securities.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Pro forma net unrealized gains on investments were RMB254 million in 2003, compared to net unrealized losses on investments of RMB560 million in 2002. This change reflected unrealized capital gains on securities investment funds due to favorable conditions in the equity markets.

Insurance Benefits and Claims

Pro forma insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB3,933 million, or 12.6%, to RMB35,213 million in 2003 from RMB31,280 million in 2002. This increase was primarily due to an increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume. Of this amount, pro forma life insurance death and other benefits increased by RMB1,510 million, or 65.4%, to RMB3,818 million in 2003 from RMB2,308 million in 2002, pro forma accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and the pro forma increase in future life policyholder benefits decreased by RMB1,594 million, or 6.4%, to RMB26,513 million in 2003 from RMB24,919 million in 2002. The increase in pro forma life insurance death and other benefits was primarily due to an increase in the number of policies in force. Pro forma life insurance death and other benefits, as a percentage of pro forma gross written premiums and policy fees, were 7.2% in 2003, an increase from 4.9% in 2002.

Individual Life Insurance Business

Pro forma insurance benefits and claims for the individual life insurance business increased by RMB3,149 million, or 11.8%, to RMB29,946 million in 2003 from RMB26,797 million in 2002. This increase was primarily due to increase in business volume during the period. Of these pro forma insurance benefits and claims, pro forma life insurance death and other benefits increased by RMB1,456 million, or 77.0%, to RMB3,348 million in 2003 from RMB1,892 million in 2002. This increase was primarily due to two types of policies, which we started to sell in 2000 and which pay benefits to policyholders every three years. The pro forma increase in future life policyholder benefits increased by RMB1,692 million, or 6.8%, to RMB26,598 million in 2003 from RMB24,906 million in 2002.

Group Life Insurance Business

Pro forma insurance benefits and claims for the group life insurance business decreased by RMB24 million, or 5.9%, to RMB385 million in 2003 from RMB409 million in 2002. This decrease was primarily due to a decrease in business volume. Of these pro forma insurance benefits and claims, pro forma life insurance death and other benefits increased by RMB74 million, or 18.7%, to RMB470 million in 2003 from RMB396 million in 2002 and pro forma increase in future life policyholder benefits decreased by RMB85 million in 2003, compared with an increase of RMB13 million in 2002.

Accident and Health Insurance Business

Pro forma insurance benefits and claims for the accident and health insurance business increased by RMB809 million, or 19.9%, to RMB4,882 million in 2003 from RMB4,073 million in 2002. This increase was primarily due to the increase in business volume in the health insurance business, offset in part by a decrease of average claim rate of health insurance business. Of these pro forma insurance benefits and claims, pro forma accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and pro forma life insurance death and other benefits (comprised of long-term health benefits) were nil in 2003, compared to RMB20 million in 2002.

Policyholder Dividends and Participation in Profits

Pro forma policyholder dividends and participation in profits increased by RMB569 million, or 89.2%, to RMB1,207 million in 2003 from RMB638 million in 2002. This increase was primarily due to an increase in the overall amount of participating policies in force.

Amortization of Deferred Policy Acquisition Costs

The majority of acquisition costs are deferrable. Pro forma amortization of deferred policy acquisition costs increased by RMB1,191 million, or 31.1%, to RMB5,023 million 2003 from RMB3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Pro forma underwriting and policy acquisition costs primarily reflect the non-deferrable portion of acquisition costs attributable to insurance policies. Pro forma underwriting and policy acquisition costs increased by RMB267 million, or 48.1%, to RMB822 million in 2003 from RMB555 million in 2002. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Pro forma administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the insurance policies as well as compensation and other administrative expenses. Pro forma administrative expenses increased by RMB420 million, or 7.1%, to RMB6,326 million in 2003 from RMB5,906 million in 2002. This increase was primarily due to the increase in business volume.

Other Operating Expenses

Pro forma other operating expenses, which consist of employee housing benefits and legal and regulatory costs, decreased by RMB63 million, or 14.7%, to RMB367 million in 2003 from RMB430 million in 2002. This decrease was primarily due to reduced losses on sales of employee housing, which has been phased out in accordance with PRC law.

Interest Credited to Policyholder Contract Deposits

Pro forma interest credited to policyholder contract deposits increased by RMB1,352 million, or 86.2%, to RMB2,920 million in 2003 from RMB1,568 million in 2002. This increase was primarily due to an increase in the total policyholder account balance.

Income Tax

Pro forma income tax expense was RMB2,582 million in 2003, compared to RMB1,904 million in 2002. This result was primarily attributable to a pro forma profit before tax and minority interests of RMB8,479 million. The 2003 pro forma effective tax rate of 30.5% reflects the income tax rate assuming the restructuring had occurred as of January 1, 2003 and assuming no tax losses were carried forward from prior years.

Net Profit/Loss

For the reasons set forth above, pro forma net profit increased by RMB1,333 million, or 29.5%, to RMB5,857 million in 2003 from RMB4,524 million in 2002.

Insurance Solvency Requirements

In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of insurance companies to provide better policyholder protection under the current regulatory system. The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. The following table shows our solvency ratio as of December 31, 2003:

As of December 31, 2003
(RMB in millions, except percentage data)
Actual solvency	50,948
Minimum solvency	12,906
Solvency ratio	395%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC. Among these twelve financial ratios, the calculation of six ratios requires financial data of two previous years, and we are accordingly not able to calculate such six ratios for the year of 2003 because we were just established in 2003.

We submitted our first report in 2004. Our solvency level as of December 31, 2003 was approximately 3.95 times the minimum regulatory requirement and the six applicable financial ratios were within their usual ranges.

OPERATING RESULTS

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Overview

As discussed elsewhere in this annual report, the restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; but for accounting purposes, the restructuring occurred as of September 30, 2003. Accordingly, our historical profit and loss accounts data for 2003 includes the data for our predecessor through September 30, 2003 and the data for the company from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC for the time period from October 1, 2003 through December 31, 2003. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through December 31, 2003, both realized and unrealized, is not included in our profit and loss accounts. The impact of the restructuring on accident and health business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB792 million, or 1.2%, to RMB67,216 million in 2003 from RMB66,424 million in 2002. This increase was significantly less than the 2002 increase over 2001 as a result of the effect of the restructuring described above. The increase reflected increases in net premiums earned from the individual life insurance business and accident and health business offset in part by a decrease in net premiums earned and policy fees from the group life insurance business.

Net premiums earned and policy fees attributable to the transferred and new policies increased by RMB6,059 million, or 13.5%, to RMB50,807 million in 2003 from RMB44,748 million in 2002. This increase was primarily due to increases in net premiums earned from the individual life insurance and the accident and health businesses offset in part by decrease in net premiums earned and policy fees from the group life insurance business. Net premiums earned from risk-type participating products were RMB13,417 million in 2003, a decrease of RMB1,131 million or 7.8% from RMB14,548 million in 2002. This decrease was primarily due to a shift toward products which are classified as investment products. Of total net premiums earned in 2003 and attributable to the transferred and new policies, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2002 and attributable to the transferred policies, RMB8,896 million was attributable to single premium products and RMB25,035 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business decreased by RMB361 million, or 0.6%, to RMB58,541 million in 2003 from RMB58,902 million in 2002. This decrease was due in part to the restructuring effect, as well as a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products. This was offset in part by an increase in sales of whole life products and growth in policy fees.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB4,626 million, or 12.3%, to RMB42,288 million in 2003 from RMB37,662 million in 2002. This increase was primarily due to an increase in sales of whole life products and growth in policy fees. This was offset in part by a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB161 million, or 21.5%, to RMB588 million in 2003 from RMB749 million in 2002. This decrease was due in part to the effect of the restructuring described above, as well as a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums earned from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred and new policies decreased by RMB45 million, or 9.4%, to RMB432 million in 2003 from RMB477 million in 2002. This decrease was primarily due to a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums earned from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business increased by RMB1,314 million, or 19.4%, to RMB8,087 million in 2003 from RMB6,773 million in 2002. Gross written premiums from the accident insurance business decreased by RMB393 million or 7.5%, to RMB4,880 million in 2003 from RMB5,273 million in 2002 and gross written premiums from the health insurance business increased by RMB1,480 million, or 38.5%, to RMB5,325 million in 2003 from RMB3,845 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health insurance products. Sales of accident insurance decreased due to increased competition.

Net premiums earned from the accident and health insurance business attributable to the transferred and new policies increased by RMB1,478 million, or 22.4%, to RMB8,087 million in 2003 from RMB6,609 million in 2002. Gross written premiums from the accident insurance business attributable to the transferred and new policies decreased by RMB294 million, or 5.7%, to RMB4,880 million in 2003 from RMB5,174 million in 2002 and gross written premiums from the health insurance business attributable to the transferred and new policies increased by RMB1,561 million, or 41.5%, to RMB5,325 million in 2003 from RMB3,764 million in 2002. These increases were primarily due to the same reasons as for the accident and health insurance business as a whole.

Net Investment Income

Net investment income increased by RMB1,478 million, or 17.7%, to RMB9,825 million in 2003 from RMB8,347 million in 2002. This increase was primarily due to an overall growth in investment assets during 2003, notwithstanding a one-time drop in our total investment assets as of September 30, 2003 caused by the de-recognition of assets retained by CLIC in connection with the restructuring and a decrease in investment yield.

As of December 31, 2003, total investment assets were RMB279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). As of December 31, 2002, total investment assets were RMB266,463 million and the investment yield for the year ended December 31, 2002 was 3.8%. This decrease reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Net Realized Gains/Losses on Investments

Net realized gains on investments increased by RMB602 million, or 226.3% to RMB868 million from RMB266 million in 2002. This change was due to net realized gains of RMB550 million on debt securities and RMB318 million on securities investment funds in 2003. In 2002, the net realized gain of RMB446 million on debt securities was offset in part by net realized losses of RMB180 million on securities investment funds.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Our net unrealized gains on investments in 2003 were RMB247 million, compared to net realized loss of RMB1,067 million in 2002. The results in 2003 reflected unrealized gains on securities investment funds as of December 31, 2003 resulting from favorable conditions in the equity markets in 2003, compared to a steep fall in the equity markets in 2002.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits increased by RMB26,627 million, or 41.2%, to RMB91,201 million in 2003 from RMB64,574 million in 2002. Policy fees increased by RMB1,086 million, or 21.7%, to RMB6,096 million in 2003 from RMB5,010 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business, offset in part by the effect of restructuring described above.

Total deposits attributable to the transferred and new policies increased by RMB28,863 million, or 49.3%, to RMB87,435 million in 2003 from RMB58,572 million in 2002. Policy fees attributable to the transferred and new policies increased by RMB1,349 million, or 32.1%, to RMB5,557 million in 2003 from RMB4,208 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business. Total deposits from participating products increased by RMB27,986 million, or 53.4%, to RMB80,376 million in 2003 from RMB52,390 million in 2002. Total policy fees from participating products increased to RMB4,214 million in 2003 from RMB2,563 million in 2002.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB21,654 million, or 37.1%, to RMB79,962 million in 2003 from RMB58,308 million in 2002. Policy fees from the individual life insurance business increased by RMB1,135 million, or 24.5%, to RMB5,768 million in 2003 from RMB4,633 million in 2002. These increases reflected increased sales of participating endowment products, offset in part by the effect of restructuring described above.

Deposits in the individual life insurance business attributable to the transferred and new policies increased by RMB24,978 million, or 47.7%, to RMB77,318 million in 2003 from RMB52,340 million in 2002. Policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB1,305 million, or 32.0%, to RMB5,380 million in 2003 from RMB4,075 million in 2002. These increases were primarily due to increased sales of participating endowment products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB4,973 million, or 79.4%, to RMB11,239 million in 2003 from RMB6,266 million in 2002. Policy fees from the group life insurance business decreased by RMB49 million, or 13.0%, to RMB328 million in 2003 from RMB377 million in 2002. These changes were primarily due to an increase of sales of participating annuity products, offset in part by a reduction in the level of our policy fees on some of our products due to increased competition, the fact that policy fees are no longer required to be paid on some of the non-transferred policies under the terms of the policies as well as the effect of the restructuring described above.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB3,885 million, or 62.3%, to RMB10,117 million in 2003 from RMB6,232 million in 2002. Policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB44 million, or 33.1%, to RMB177 million in 2003 from RMB133 million in 2002. These increases were due to increased sales of participating annuity products, offset in part by a reduction in the level of our policy fees on some of our products due to increase competition.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB99 million, or 0.2%, to RMB56,536 million in 2003 from RMB56,437 million in 2002. This increase was due to the increase in business volume offset in part by the effect of restructuring described above. Life insurance death and other benefits increased by RMB1,560 million, or 22.3%, to RMB8,570 million in 2003 from RMB7,010 million in 2002. These increase was principally an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees increased to 12.4% in 2003 from 10.2% in 2002.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB3,934 million, or 12.6%, to RMB35,213 million in 2003 from RMB31,280 million in 2002. This increase was primarily due to an increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB7 million, or 0.1%, to RMB13,982 million in 2003 from RMB13,975 million in 2002. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased to RMB536 million in 2003 from RMB132 million in 2002 and the increase in future life policyholder benefits decreased by RMB397 million, or 2.9%, to RMB13,446 million in 2003 from RMB13,843 million in 2002.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB208 million, or 0.4%, to RMB50,947 million in 2003 from RMB50,739 million in 2002. This increase was due to the increase in business volume during the period offset in part by the effect of restructuring described above. Of these insurance benefits and claims, life insurance death and the benefits increased by RMB2,492 million, or 47.4%, to RMB7,744 million in 2003 from RMB5,252 million in 2002 and the increase in future life policyholder benefits decreased by RMB2,284 million, or 5.0%, to RMB43,203 million in 2003 from RMB45,487 million in 2002.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB3,149 million, or 11.8%, to RMB29,946 million in 2003 from RMB26,797 million in 2002. This increase was primarily due to the increase in business volume during the period. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB1,457 million, or 77.0%, to RMB3,348 million in 2003 from RMB1,891 million in 2002. This increase was primarily due to two types of policies, which we started to sell in 2000, and which pay benefits to policyholders every three years. The increase in future life policyholder benefits increased by RMB1,692 million, or 6.8%, to RMB26,598 million in 2003 from RMB24,906 million in 2002.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB915 million, or 56.4%, to RMB707 million in 2003 from RMB1,622 million in 2002. This decrease was due to the effect of the restructuring described above and a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB909 million, or 52.4%, to RMB826 million in 2003 from RMB1,735 million in 2002 and the increase in future life policyholder benefits decreased by RMB119 million in 2003, compared with a decrease of RMB113 million in 2002.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies decreased by RMB24 million, or 5.9%, to RMB385 million in 2003 from RMB409 million in 2002. This decrease was primarily due to a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB74 million, or 18.7%, to RMB470 million in 2003 from RMB396 million 2002 and the increase in future life policyholder benefits decreased by RMB85 million in 2003, compared with an increase of RMB13 million in 2002.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB806 million, or 19.8%, to RMB4,882 million in 2003 from RMB4,076 million in 2002. Of these amounts, accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and life insurance death and other benefits (comprised of long-term health benefits) was less than RMB1 million in 2003 compared to RMB23 million in 2002. These changes were primarily due to the increase in business volume in the health insurance business offset in part by a decrease of average claim rate of health insurance business.

Insurance benefits and claims for the accident and health insurance business attributable to the transferred and new policies increased by RMB809 million, or 19.9%, to RMB4,882 million in 2003 from RMB4,073 million in 2002. This increase was primarily due to an increase of health insurance business, offset in part by a decrease of average claim rate of health insurance business. Of these insurance benefits and claims, accident and health claims and claims adjustment expenses increased by RMB829 million or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and life insurance death and other benefits (comprised of long-term benefits) were nil in 2003, compared to RMB20 million in 2002.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB566 million, or 88.3%, to RMB1,207 million in 2003 from RMB641 million in 2002. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to an increase in the overall amount of participating policies in force.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB1,191 million, or 31.1%, to RMB5,023 million in 2003 from RMB3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as non-deferrable portions of the acquisition costs attributable to transferred and new policies. Underwriting and policy acquisition costs decreased by RMB367 million, or 22.1%, to RMB1,294 million in 2003 from RMB1,661 million in 2002. Underwriting and policy acquisition costs were 1.91% of net premiums earned and policy fees in 2003, compared with 2.5% in 2002.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together decreased by RMB370 million, or 29.4%, to RMB890 million in 2003 from RMB1,260 million in 2002. This decrease was primarily due to the effect of restructuring described above. In addition, this decrease reflected declining commissions attributable to the non-transferred policies, since commissions generally decrease as policies are renewed in successive years. Underwriting and policy acquisition costs in the accidental and health insurance business increased by RMB3 million, or 0.7%, to RMB404 million in 2003 from RMB401 million in 2002. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses increased by RMB700 million, or 11.4%, to RMB6,862 million in 2003 from RMB6,162 million in 2002. This increase primarily reflected the increase in business volume, offset in part by the effect of the restructuring described above.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), increased by RMB238 million, or 37.5%, to RMB872 million in 2003 from RMB634 million in 2002. This increase primarily reflected a revaluation of investment properties and the resulting impact on the profit and loss accounts offset in part by the effect of the restructuring described above. Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of within the company. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits increased by RMB165 million, or 2.3%, to RMB7,260 million in 2003 from RMB7,095 million in 2002. This increase primarily reflected an increase in the total policyholder account balance offset in part by the effect of the restructuring described above.

Interest credited to policyholder contract deposits attributable to the transferred and new policies increased by RMB1,352 million, or 86.2%, to RMB2,920 million in 2003 from RMB1,568 million in 2002. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased to RMB2,235 million in 2003 from RMB922 million in 2002.

Income Tax

The Company pays income tax according to PRC enterprise income tax tentative regulations and related rules. Income tax expense, including current and deferred taxations, was RMB1,180 million in 2003, compared to RMB14 million in 2002. In accordance with PRC law, China Life and China Life Insurance Asset Management Company Limited, which is controlled by the Company, are subject to tax on their income from the dates of their incorporation, June 30, 2003 and November 23, 2003. Substantially all of the income expense for 2003 was attributable to the profit-making insurance businesses (attributable to the transferred and new policies) and asset management businesses of China Life. Our predecessor CLIC had operational losses in their core insurance businesses and accordingly had no income tax liability. All of its income tax expense for 2003 and 2002 related to its non-core operations and were immaterial compared to the income tax expense of China Life for 2003.

Net Profit/Loss

For the reasons set forth above, net loss was RMB1,428 million in 2003, an improvement from a net loss of RMB2,250 million in 2002.

Individual Life Insurance Business

Net loss in the individual life insurance business was RMB208 million in 2003, an improvement from a net loss of RMB1,070 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB1,263 million in 2003, an improvement from a net loss of RMB2,475 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB190 million, or 16.0%, to RMB1,380 million in 2003 from RMB1,190 million in 2002. Profitability increased due primarily to the rapid increase in health premiums, which was not reflected in claim experience. The overall performance of the accident business, despite the decrease in premiums, remained strong, while the performance of the health business was relatively weaker.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As of December 31, 2003, the amount of cash and cash equivalents was RMB42,616 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2003, the amount of term deposits was RMB137,192 million.

Our portfolio of investment securities also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2003, investments in fixed maturity securities had a fair value of RMB70,604 million. As of December 31, 2003, investments in equity securities, primarily through securities investment funds, had a fair value of RMB10,718 million.

However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. We believe that some of our positions in fixed maturity securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawal and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities for 2003 were all significantly affected by the divestiture of the operations and business (including the operations and businesses attributable to the transferred policies) retained by CLIC as of September 30, 2003.

Net cash provided by operating activities was RMB38,510 million in the year ended December 31, 2003, a decrease from RMB44,059 million in the year ended December 31, 2002. This decrease was primarily due to a change in working capital which used cash in the year ended December 31, 2003, compared with providing cash in the year ended December 31, 2002. Net cash provided by operating activities was RMB44,059 million in 2002, an increase from RMB33,833 million in 2001. The increase in cash provided by operating activities over both of these periods was primarily due to the rapid growth in new policies, and the lag time between receipt of premium income and the payment of claims under those policies.

Net cash used in investing activities was RMB105,166 million in the year ended December 31, 2003, RMB95,898 million in the year ended December 31, 2002 and RMB51,964 million in the year ended December 31, 2001. The increase in cash used in investing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products.

Net cash provided by financing activities was RMB94,743 million in the year ended December 31, 2003, RMB48,513 million in the year ended December 31, 2002 and RMB12,711 million in the year ended December 31, 2001. The increase in cash provided by financing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products and are therefore attributed to financing activities. In addition, our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million. As of December 2003, the cash proceeds from the global share offering were held in bank deposit accounts. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Recent Developments

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit review of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers the balance sheet and income statement of CLIC for 2002, found that (i) there had been irregular use of RMB2,368 million of insurance funds, and irregular operations involving RMB2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC, including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB1.3 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB32.3 million, among which RMB11.1 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB43.1 million.

CLIC was directed to pay a total of approximately RMB67.5 million, including RMB9.2 million of business taxes and surcharges, RMB10.0 million of income taxes, RMB37.3 million of other taxes and RMB11.1 million in fines. The decision requires CLIC to rectify the irregular use of reinsurance funds and irregular operations described in section (i) above, and to submit a report on such rectification by May 31, 2004. The audit decision also requires CLIC to make such changes to its books and accounts described in sections (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. An appeal to the CNAO may be taken within 60 days of the date of CLIC’s receipt of the audit decision. We will review the changes and adjustments made by CLIC in response to the audit decision in order to evaluate their impact on our operations.

On or about March 16, 2004 a complaint was filed in the United States District Court for the Southern District of New York alleging violations of the U.S. Securities Exchange Act of 1934 by the Company and certain of its officers and directors in connection with failure to fully disclose the audit review by the CNAO of CLIC. Three additional similar complaints have subsequently been filed against these same defendants. The complaints seek to recover damages on behalf of a purported class of persons who purchased the Company’s publicly traded securities between December 22, 2003 and February 3, 2004. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. As of the date hereof, none of the four complaints has yet been served and, accordingly, the Company’s time to respond thereto has not yet begun to run. In connection with these complaints, the Company has engaged U.S. counsel to contest the complaints vigorously on behalf of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the year, the Company did not purchase, sell or redeem any of its securities.

COMPANY STAFF

As of December 31, 2003, the Company had 66,886 employees. The Company has participated in various defined contribution pension schemes coordinated by the provincial and municipal governments for the Company’s staff in accordance with the laws and regulations of the PRC. As of December 31, 2003, the Company had approximately 655,000 individual agents.

IN COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The Directors confirm that the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the period commenced from December 18, 2003 (the date on which the Company was listed) to December 31, 2003.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

All detailed information required by paragraphs 45(1) to 45(3) in Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange’s website in due course.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on June 18, 2004, details of which are set out in the notice of Annual General Meeting of the Company.

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Wang Xianzhang
Chairman

The Directors of China Life Insurance Company Limited:

Wang Xianzhang (Executive Director)

Miao Fuchun (Executive Director)

Wu Yan (Non-executive Director)

Long Yongtu (Independent Non-executive Director)

Chau Tak Hay (Independent Non-executive Director)

Beijing, China, April 23, 2004

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Nathan Room, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, June 18, 2004 at 10:00 a.m. for the following purposes:

AS ORDINARY RESOLUTIONS

1.	To review and approve the Report of the Board of Directors of the Company for the year 2003.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2003.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2003.

4.	To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, as the PRC auditors and international auditors of the Company for the year 2004 and to authorize the Board of Directors to determine their remuneration.

5.	To appoint Mr. Daniel Joseph Kunesh, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

6.	To appoint Mr. Sun Shuyi, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

7.	To appoint Mr. Cai Rang, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

8.	To appoint Mr. Fan Yingjun, nominated by the Board of Directors, as an additional Independent non-executive director of the Company.

Candidates nominated by the Board of Directors:

Mr Daniel Joseph Kunesh, 59, joined Tillinghast-Towers Perrin since 1985. From 1993 to 2003, Mr Kunesh was responsible for coordinating the international affairs relating to US GAAP and US Securities and Exchange Commission. He also overlooked the consultancy business on the financial reports, analyses and management systems of life insurance companies. From 1984 to 1985, he acted as the founder and President of Kunesh, Montgomery & Associates. From 1973 to 1983, Mr Kunesh was a partner of KPMG Peat Marwick, where he participated in the audit of over 150 insurance companies and acquired extensive experience in the finance field. He is also experienced in the actuary field of life insurance. He served as the Associate Actuary of Franklin Life Insurance from 1970 to 1973 and the Assistant Actuary of John Hancock Mutual Life Insurance Company from 1967 to 1970. Mr Kunesh was the Chairman of the “Committee on Life Insurance Financial Reporting” of the US Society of Actuaries from 1999 to 2000, and served as a member of the Advisory Committee of the National Association of Insurance Commissioners of the US from 1990 to 1992. He co-authored a book entitled “US GAAP for Life Insurance Companies” which was published in 2000. Mr Kunesh obtained a Bachelor’s degree in Business Administration from the University of Wisconsin in 1967 and a Master’s degree in Actuary from the Northwestern University.

Mr Sun Shuyi, 64, has served in the State-owned Asset Supervision and Administration Commission (Sub-ministry level) under the State Council and the Tenth Session of the Chinese People’s Political Consultative Conference. He was the Deputy Secretary and Deputy Department Head of the Central Enterprise Working Committee from 1999 to 2003. From 1993 to 1999, Mr Sun acted as the Deputy Office Head and Deputy Director of the Personnel Department of the Central Guidance Panel on Financial Affairs and a member of the Central Large Enterprise Working Committee. From 1988 to 1993, he was the Deputy Head of the Finance Management Department and the Deputy Head and Head of the Production System Department of the State System Reform Commission. Mr Sun graduated from the University of Science and Technology of China and is a Senior Engineer and a member of the Chinese Institute of Certified Public Accountants.

Mr Cai Rang, 47, is the Deputy Secretary of the Communist Party of the Central Iron and Steel Research Institute in China (“CISRI”) and the Vice Chairman and President of Advanced Technology & Materials Co., Ltd. Before joining the Company, he was the Deputy Chief Economist, Assistant to Director and Deputy Director of CISRI from 1987 to 2001, and Assistant Engineer from 1982 to 1984. Mr Cai graduated from the Machinery Faculty of the Northeastern Industry University majoring in Machinery Architecture. He pursued undergraduate studies at the Buffalo School of Management of New York State University from 1984 to 1987. He pursued on-the-job studies in the School of Business Administration of Remin University of China and obtained a Doctoral Degree in Business Administration. Mr Cai is a Senior Economist.

Mr Fan Yingjun, 59, Chairman of Xinxing Pipes Holdings Company (“Xinxing Pipes”). He acted as the General Manager of China Xinxing Corporation Group (“China Xinxing”) and Chairman of Xinxing Pipes since 1996. In 1997, he became the Deputy General Manager of China Xinxing and Chairman of Xinxing Pipes. Before that, he served as a Power Plant Technician of Anshan Iron and Steel Group Corporation. From 1975 to 1993, Mr Fan was the technician of the Engineering Guidance Department, Section Head, Deputy Chief Engineer and Factory Director of the 2672 factory (2672). From 1993 to 1996, he acted as the Deputy General Manager of China Xinxing Group Corporation, General Manager of Xinxing Pipes & Associates and Chairman and Secretary of Communist Party of Xinxing United Pipes Group Corporation. Mr Fan has acquired extensive operational and management experience throughout the 36 years working in industrial enterprises in the PRC. He graduated from Xi’an Jiaotong University in 1968 majoring in Engineering Physics.

9.	To appoint Mr. Ren Hongbin, nominated by the Supervisory Committee, as an additional member of the Supervisory Committee of the Company.

10.	To appoint Mr. Tian Hui, nominated by the Supervisory Committee, as an additional member of the Supervisory Committee of the Company.

Candidates nominated by the Supervisory Committee:

Mr Ren Hongbin, 41, has been the General Manager of China National Machinery & Equipment Corporation (Group) since 2001. Since 1986, he had been the Deputy Secretary of the Communist Party of Beijing University of Agricultural Engineering and the Sales Executive and Representative in Bangladesh, and General Manager of the Fifth Division of China Engineering and Agricultural Machinery Import & Export Corporation (“CEAMIEC”), General Manager of Beijing Hualong Import & Export Company. He was also Assistant to the General Manager, General Manager of the Turnkey Project Department, Deputy General Manager and General Manager of CEAMIEC. Mr Ren holds a Bachelor’s Degree of Engineering from Beijing University of Agricultural Engineering University. He is a Senior Economist.

Mr Tian Hui, 52, has been the Director and Deputy Secretary of the Communist Party of China Coal International Engineering Research Institute. From 1998 to 2001, he was the Deputy Director, Director and Deputy Secretary of the Communist Party of the Beijing Coal Design Institute. From 1982 to 1998, Mr Tian was the Deputy Department Head and Deputy Director of Shenyang Design Institute of the Ministry of Coal Industry. Mr Tian graduated from Fuxin Minery School and is a Senior Engineer.

AS SPECIAL RESOLUTIONS

11.	As special business, to consider and, if thought fit, pass the following resolution relating to amendments of the Articles of Association of the Company as special resolution:

“That the Articles of Association of the Company be amended as follows:

(1)	Article 6 be deleted in its entirety and replaced it by the following:

6.	Pursuant to “The Company Law”, “The Insurance Law”, “Special Regulations”, “Mandatory Provisions for Articles of Association of Companies to be Listed Overseas” (“Mandatory Provisions”), and other applicable PRC laws and administrative regulations, the Company convened its general meeting on June 18, 2004 to amend the original Articles of Association and to adopt these new Articles of Association (“Articles of Association” or “Articles”) of the Company.

(2)	Article 16 be deleted in its entirety and replaced by the following:

16.	Upon the completion of the initial public offering of H Shares, the capital of the Company comprises 26,784,705,000 Shares, of which 19,323,530,000 shares are owned by the corporate promoter, representing 72.2% of the total issued share capital of the Company; and 7,441,175,000 shares owned by foreign Shareholders, representing 27.8% of the total issued share capital of the Company.

(3)	Article 19 be deleted in its entirety and replaced by the following:

19.	The registered capital of the Company is RMB26,764,705,000.

(4)	Article 66 be deleted in its entirety and replaced by the following:

66.	A shareholder (including proxy) is entitled to cast the votes in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(5)	The second paragraph of Article 88 be deleted in its entirety and replaced by the following:

88. Second paragraph	The Board shall comprise 5 to 13 directors, of which at least one shall be a non-executive director and at least three shall be independent non-executive directors.

(6)	Article 89 be deleted in its entirety and replaced by the following:

89.	The directors shall be elected by the shareholders at the general meeting. The term of office of the elected directors shall be three year from the date of appointment. The directors are eligible for re-election upon the expiry of their term.

The notice to nominate a person as director and a notice by that person of his willingness to be nominated shall be delivered to the Company not earlier than the day after the dispatch of the notice convening the general meeting and not later than 7 days prior to the date of the general meeting.

Any appointment or removal of the Chairman or vice-chairman shall be passed by board resolutions with the consent of more than 50% of all directors. The term of office of the Chairman and vice-chairman shall be three years from the date of appointment. The Chairman or vice-chairman is eligible for re-election upon the expiry of his term.

Subject to the relevant laws and administrative rules and regulations, the shareholders may remove a director by an ordinary resolution in general meeting (but without prejudice to any claim the director may have for damages under any contract).

The directors are not required to hold any qualification share in the capital of the Company.

(7)	The second paragraph of Article 92 of the Articles of Association be deleted in its entirety and replaced by the following:

92. Second paragraph	Where the Chairman is unable to carry out his duties, he shall designate a vice-chairman or an executive director to carry out his duties.

(8)	Article 97 be deleted in its entirety and replaced by the following:

97.	The quorum necessary for Board meeting shall be more than 50% of the directors in number (including those directors appointed pursuant to Article 98).

Every director shall have one vote. Unless otherwise specified by the Articles of Association, all board resolutions shall be passed with the consent of more than 50% of all directors. Where directors shall vote on a resolution relating to a connected or related party transaction, such resolution shall be confirmed by an Independent non-executive director in order for the same to be effective.

The Chairman shall have a casting vote in case of an equality of votes.

A director shall withdraw from and shall not vote or be counted in the quorum at a meeting on any resolution relating to any matter in which he or any of his associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) is materially interested.”

12.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate for the Board of Directors to issue new shares as special resolution:

“That:

(1)	the Board of Directors be and is hereby authorized to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in sub-paragraph (2) of this Resolution;

(2)	the Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Period;

(ii)	the aggregate nominal amount of the domestic shares and overseas listed shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to a Rights Issue or any option scheme or similar arrangement, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed shares of the Company in issue as at the date of this Resolution; and the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the People’s Republic of China (“PRC”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(3)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earliest of:

•	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or the expiration of the 12-month period following the passing of this Resolution; or the date on which the authority sets out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(4)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (2) of this Resolution, the Board of Directors be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds, and thing as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to sub-paragraph (2) of this Resolution.”

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

April 23, 2004

Notes:

1.	Amendments to Articles of Association of the Company

(1)	The amendments to Articles 6, 16 and 19 mentioned in the special resolution under paragraph 11 above was proposed as a result of the completion of the initial public offering of the H Shares of the Company. Under the rules and regulations of the applicable law of The People’s Republic of China, the capital clause of the Company shall be amended to correspond with the actual number of shares of the Company in issue.

(2)	The amendment to the second paragraph of Article 92 mentioned in the special resolution under paragraph 11 above was proposed to ensure the proper operation of the Company in the event that the Chairman is unable to carry out his duties.

(3)	The amendments to Article 66, the second paragraph of Article 88, Article 89 and Article 97 mentioned in the special resolution under paragraph 11 above were proposed to comply with several specified requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited revised by The Stock Exchange of Hong Kong Limited and which came into effect on March 31, 2004.

(4)	The special resolution relating to the amendments of the Articles of Association at the Annual General Meeting is subject to the approval of the China Insurance Regulatory Commission of the PRC and the report to the China Securities Regulatory Commission of the PRC.

2.	Grant of general mandate to issue new shares

The purpose of the proposed special resolution under paragraph 12 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations.

The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

3.	Eligibility for attending the Annual General Meeting

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Tuesday, May 18, 2004 are entitled to attend and vote the Annual General Meeting.

To qualify for attendance and vote at the Annual General Meeting to be held on Friday, June 18, 2004, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Monday, May 17, 2004.

4.	Proxy

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read the 2003 annual report which will be dispatched to shareholders on or before April 30, 2004.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the Annual General Meeting. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (Form of proxy for use at the Annual General Meeting has been attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the Annual General Meeting to the registered office of the Company on or before Saturday, May 29, 2004.

6.	Closure of Register of Members

The register of members of the Company will be closed from Tuesday, May 18, 2004 to Friday, June 18, 2004 (both dates inclusive).

7.	Miscellaneous

(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, 16 Chaowei Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020

Contact office:	Investor Relations Department

Telephone No.:	86 10 8565 9787

Facsimile No.:	86 10 8525 2232